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Exhibit 12.1

MarkWest Energy Partners, L.P.
Calculation of Earnings to Fixed Charges

(Dollar amounts in thousands)

		Year ended December 31,
		2004	2005	2006	2007	2008
Fixed Charges		17,192	34,080	54,153	49,191	86,559
Earnings		22,942	28,221	122,690	(7,299)	352,140
Add:
(a)	Pre-tax income from continuing operations	6,490	(8,515)	74,498	(59,155)	273,602
(b)	Fixed charges	17,192	34,080	54,153	49,191	86,559
(c)	Amortization of capitalized interest	53	195	255	478	1,110
(d)	Distributed income of equity investees	—	2,441	—	10,840	445
(e)	Share of pre-tax losses (earnings) of equity investees	—	2,153	(5,316)	(5,309)	(90)
Subtract:
(a)	Interest capitalized	(793)	(2,133)	(900)	(3,344)	(9,486)

Equals Earnings		22,942	28,221	122,690	(7,299)	352,140

Ratio		1.33	0.83	2.27	(0.15)	4.07

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  Exhibit 12.1
MarkWest Energy Partners, L.P. Calculation of Earnings to Fixed Charges (Dollar amounts in thousands)